RELIANCE Capital
Anil Dhirubhai Ambani Group

[redacted]

08005561

RECEIVED

2008 OCT 27 A 6:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 22, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letter dated October 22, 2008 to the Stock Exchanges in India, where our securities are listed, in terms of clause 41 of the exchange listing agreement, a copy whereof is enclosed for information and records.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

PROCESSED
OCT 27 2008
THOMSON REUTERS

10/27

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 22, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax Nos. 22723121/2037/2039/2041/2061/3719

The Secretary
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax Nos. 26598237/38

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sirs,

Re: Board Meeting

In terms of Clause 41 of the Listing agreement, we wish to inform you that a meeting of the Board of Directors of the Company will be held on Friday, October 31, 2008 to consider, *inter alia*, unaudited financial results for the quarter / half year ended September 30, 2008.

The decision of the Board of Directors will be furnished to you after conclusion of the meeting.

We request you to inform your members accordingly.

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
22 OCT 2008
CONTENTS NOT VERIFIED
SIGN. 16:40

Thanking you.

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

c.c: The Secretary,
National Securities Depository Limited
Trade World, 4th Floor,
Kamala Mills Compound,
Senapati Bapat Marg, Lower Parel,
Mumbai – 400 013
(Fax Nos. 24972993 / 6351)

The Secretary,
Central Depository Services (India) Limited
28th Floor, P. J. Towers,
Dalal Street, Fort,
Mumbai – 400 023.
(Fax No. 2272 3199)

END